K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

February 29, 2024

VIA EDGAR

Ms. Kim McManus, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Ms. McManus:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on February 1, 2024, related to Post-Effective Amendment No. 95 to the Trust’s registration statement on Form N-1A (Amendment No. 98 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2023, for the purpose of registering shares of the Nuveen Core Plus Bond ETF, Nuveen Preferred and Income ETF, Nuveen Ultra Short Income ETF, and Nuveen Sustainable Core ETF (each, a “Fund” and, collectively, the “Funds”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus – All Funds

1.	Comment: Please provide, via correspondence, each Fund’s completed fee table and expense examples.

Response: Each Fund’s fee table and expense examples are set forth in Appendix A.

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Kim McManus, Esq.

February 29, 2024

2.	Comment: In the Fund Summary section, please revise the second sentence under the header “Fees and Expenses of the Fund” so that the text appears in bold type, consistent with Item 3 of Form N-1A.

Response: The Registrant has made the requested change.

3.	Comment: Please confirm that the Funds are not subject to any reimbursement and/or recoupment arrangements.

Response: Confirmed.

4.	Comment: Please specify what securities, if any, fall into the 20% bucket for each Fund.

Response: The Registrant notes that the Nuveen Core Plus Bond ETF invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in “income producing fixed income securities,” but the Fund may also invest up to 20% of its net assets in derivative instruments and cash. For purposes of the Fund’s 80% policy, the Registrant notes that all other securities described in the Fund’s principal investment strategy are considered to be “income producing fixed income securities”.

The Registrant notes that the Nuveen Preferred and Income ETF invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in “preferred securities and other income producing securities,” but the Fund may also invest up to 20% of its net assets in cash or convertible securities. In the unlikely scenario that a security converts to an equity security, the Fund’s strategy is allowed to hold equity securities outside of the 80% bucket. For purposes of the Fund’s 80% policy, the Registrant notes that all other securities described in the Fund’s principal investment strategy are considered to be “income producing securities”.

The Registrant notes that the Nuveen Ultra Short Income ETF invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in “income producing fixed income securities,” but the Fund may also invest up to 20% of its net assets in derivative instruments and cash. For purposes of the Fund’s 80% policy, the Registrant notes that all other securities described in the Fund’s principal investment strategy are considered to be “income producing fixed income securities”.

The Registrant notes that the Nuveen Sustainable Core ETF invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in “equity securities of companies aligned with sustainability themes,” but the Fund may

Kim McManus, Esq.

February 29, 2024

also invest up to 20% of its net assets in cash and equity securities of companies that may not align with sustainability themes.

In response to the Staff’s comment, the Registrant has added a sentence to each Fund’s principal investment strategy to specify that the Fund may invest up to 20% of its net assets in certain investments, as outlined above, that do not qualify as investments for purposes of the Fund’s 80% Names Rule policy.

5.

Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies the fund expects to be the most important means of achieving its objective, and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risk associated with each derivative type and we refer to the Barry Miller letter to ICI.

Response: Each of the Nuveen Core Plus Bond ETF and Nuveen Ultra Short Income ETF may invest in derivatives as part of its principal investment strategy. The Registrant has replaced the existing paragraph in each Fund’s principal investment strategy related to derivatives with the following:

Nuveen Core Plus Bond ETF

The Fund may use credit default swaps and futures contracts, in connection with its principal investment strategies, in certain market conditions, to hedge against default risk and manage duration risk, respectively.

Nuveen Ultra Short Income ETF

The Fund may use Treasury futures contracts, in connection with its principal investment strategies, in certain market conditions, to hedge against interest rate risk.

6.

Comment: The Staff notes that the Nuveen Core Plus Bond ETF can make foreign investments, including investments in emerging market countries and non-dollar-denominated instruments. Please provide the Fund’s definition of emerging market countries.

Response: The Fund currently defines “emerging market countries” in Item 9 of the Prospectus under “Additional Detail About the Fund’s Strategies, Holdings and Risks – Portfolio Holdings”. The Registrant has made the requested change, adding the

Kim McManus, Esq.

February 29, 2024

following sentence to the end of the fifth paragraph in the Fund’s Item 4 principal investment strategy:

Emerging market countries include any country other than Canada, the United States and the countries comprising the MSCI EAFE® Index (currently, Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom).

7.

Comment: The Staff notes that each Fund’s principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Registrant has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to each Fund’s principal risks, not overly lengthy or technical, and that the risks the Staff would consider most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Registrant believes that listing the risk disclosures alphabetically allows each Fund to be consistent in its presentation, provides better comparability and eliminates any subjective arguments as to the importance of certain risk disclosures. As such, we respectfully decline your request.

While the Registrant respectfully declines to reorder the Funds’ principal risks, the Registrant notes that the following disclosure is included in the first paragraph under “Principal Risks” in each Fund’s summary section, with similar language included in response to Item 9 of Form N-1A, to help investors understand the importance of reading each risk disclosure regardless of their sequence:

The principal risks of investing in the Fund listed below are presented alphabetically to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

8.

Comment: The Staff notes that the Funds’ principal investment strategies described under Item 4 should be a summary of the descriptions provided under Item 9 in the back of the Prospectus. Accordingly, please revise each Fund’s Item 4 principal

Kim McManus, Esq.

February 29, 2024

investment strategy disclosure so that it summarizes the Item 9 description of the Fund’s principal investment strategy.

Response: The Registrant believes that the existing Item 4 description of each Fund’s principal investment strategies adequately describes how each Fund intends to achieve its investment objective by identifying the types of securities in which the Fund will invest principally and summarizing the strategies that the Fund will employ. The Registrant respectfully declines to shorten the Item 4 principal investment strategy disclosure for each Fund as the Registrant believes this information is important to investors. Further, the Registrant respectfully declines to duplicate each Fund’s Item 4 principal investment strategy in the Item 9 section of the Fund’s Prospectus. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, we have not repeated the Funds’ principal investment strategies in the back half of the Prospectus. We note, however, that Item 9 of each Fund’s Prospectus includes some additional information about the Funds’ strategies that is not included in the Item 4 summaries. For example, Item 9 provides additional detail about each Fund’s Name Policy, portfolio holdings, non-principal investment strategies, and temporary defensive positions. Further, General Instruction C.2(a) of Form N-1A notes that “[c]ross-references within the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus.” The Registrant believes that the cross-reference under Item 9 to the “Fund Summaries” and their Item 4 principal investment strategies assists investors’ understanding of the Fund strategies by reducing the complexity that would accompany the inclusion of lengthy, duplicative disclosure under Item 9.

9.

Comment: With respect to each of the Funds, except Nuveen Sustainable Core ETF, please disclose that, where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading is open, there may be changes between the last quote from the security’s closed foreign market and the value of such security during the Fund’s domestic trading day. Please note that this could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant has made the requested change. The following sentence has been added to the end of the “Market Trading Risks” description for each of the applicable Funds:

Because securities held by the Fund may trade on, or have exposure to, foreign exchanges that are closed when the Fund’s primary listing exchange is open,

Kim McManus, Esq.

February 29, 2024

there are likely to be deviations between the last quote from the security’s closed foreign market and the value of such security during the Fund’s domestic trading day, which in turn may result in differences between the market price of the Fund’s shares and the underlying value of those shares.

10.

Comment: With respect to each of the Funds, except Nuveen Sustainable Core ETF, please tell us if the Fund will invest in instruments traded outside of a collateralized settlement system. If the answer is yes, please disclose that there are a limited number of financial institutions that act as authorized participants that post collateral for certain trades on an agency basis.

Response: The Registrant confirms that none of the Funds will invest in instruments traded outside of a collateralized settlement system.

11.

Comment: The Staff notes that each Fund, except Nuveen Sustainable Core ETF, includes “Market Liquidity Risk” as a principal risk, which sets forth that the Fund “intends to redeem its shares primarily in-kind….” Please confirm that each Fund intends to sell shares through authorized participants primarily on an in-kind basis. In the alternative, if creation units may be purchased primarily with cash, so state and explain that this may cause the Fund to incur certain costs such as brokerage costs and taxable gains or losses that it might not have incurred if it had made redemptions in kind.

Response: The Registrant expects that the principal investment strategies for the Nuveen Core Plus Bond ETF and Nuveen Ultra Short Income ETF will require those Funds to effect redemptions, in whole or in part, in cash; however, the Registrant expects the Nuveen Preferred and Income ETF and Nuveen Sustainable Core ETF to sell their shares through authorized participants primarily on an in-kind basis. The Registrant has revised each Fund’s principal risk descriptions accordingly and replaced the second sentence of “Cash Redemption Risk” with the following:

In order to obtain the cash needed for a redemption, the Fund may be required to sell portfolio securities, which may cause the Fund to incur certain costs such as brokerage costs and recognize capital gains or losses that it might not have recognized if it had satisfied the redemption in-kind.

12.

Comment: The Staff notes that the Nuveen Preferred and Income ETF may invest in preferred securities or CoCos that are convertible into common stock. Please clarify whether the Fund intends to hold equities to the extent preferred securities convert into common stock or would the Fund plan to sell such securities. If the Fund will hold these equities, please describe any material risks.

Kim McManus, Esq.

February 29, 2024

Response: The Registrant notes that, in the rare instance that convertible securities held by the Fund convert to common stock, the Fund expects to hold any equities in its 20% bucket, but the Registrant does not consider the potential investment in equity securities to be a principal investment strategy of the Fund nor does the Registrant believe that such a possibility constitutes a principal risk to the Fund or its shareholders.

13.

Comment: In the second paragraph of the Nuveen Ultra Short Income ETF’s principal investment strategies, please define and provide the metric that the Fund utilizes to measure duration (e.g., effective maturity or dollar weighted average maturity).

Response: The Registrant has added the following disclosure to the end of the second paragraph of the Fund’s principal investment strategies:

The longer a portfolio’s duration, the more sensitive it is to changes in interest rates. The Fund uses option-adjusted duration to estimate how much the value of a bond portfolio would be affected by a change in prevailing interest rates. Option-adjusted duration takes into account options embedded in the individual securities that might result in early repayment of principal, thereby shortening their duration.

14.

Comment: The Staff notes that although the Nuveen Ultra Short Income ETF seeks to maintain a duration of one year or less, the Fund’s duration may be longer than one year under certain market conditions. Please disclose the maximum duration metric under such conditions.

Response: The Registrant has revised the first sentence of the second paragraph of the Fund’s principal investment strategies as follows:

The Fund seeks to maintain a duration of one year or less, although under certain market conditions such as in periods of significant volatility in interest rates and spreads, the Fund’s duration may be as long as two years.

15.

Comment: In Item 9 of the Prospectus, under “Additional Detail About the Funds’ Strategies, Holdings and Risks,” please expand the description of securities under “Portfolio Holdings” (e.g., U.S. Government Securities, Mortgage-Backed Securities, Asset-Backed Securities, etc.) to clearly delineate which Fund will invest in which securities and any related limitations.

Response: The Registrant has made the requested change.

Kim McManus, Esq.

February 29, 2024

Prospectus – Nuveen Sustainable Core ETF

16.

Comment: Please provide detailed disclosure on all ESG investment themes from the Fund’s ESG Factor Model. In disclosure, please explain in additional detail and/or provide examples of the defined categories.

Response: The Registrant has revised the Fund’s principal investment strategy (see Appendix B) to delete the “including, but not limited to” language and specify the three sustainability themes measured by the Sub-Adviser’s Thematic Alignment Model (previously, the ESG Factor Model) (the “Model”) and included in the Fund’s 80% policy. For purposes of the Fund’s Name Policy, the Fund’s three “sustainability themes” are: energy transition and innovation, inclusive growth, and strong governance. Additional details about each of these three sustainability themes have been added to the Fund’s revised principal investment strategies, as set forth in Appendix B.

17.

Comment: You state that the sub-adviser seeks to construct a portfolio whose weighted average market cap is similar to the Fund’s benchmark index (S&P 500), please clarify if the Fund will only invest in U.S. equity securities.

Response: The Registrant confirms that the Fund will invest primarily, not solely, in U.S. securities. Further, the Registrant notes that the sentence stating that the sub-adviser seeks to construct a portfolio whose weighted average market cap is similar to the S&P 500 has been deleted from the Fund’s principal investment strategies. Please see the Fund’s revised principal investment strategies, as set forth in Appendix B.

18.

Comment: Please expand the definition of “inclusive growth”. Is this element focused on diversity (such as historically marginalized or oppressed groups) or is it focused on any segment of the population?

Response: The Registrant has made the requested change. Additional details about each of the three sustainability themes, including “inclusive growth”, have been added to the Fund’s revised principal investment strategies, as set forth in Appendix B. Inclusive growth relates to UN Sustainable Development Goals dedicated to economic growth that raises standards of living across broad segments of the population, such as the promotion of good health, clean water, and improved infrastructure, and a reduction in inequality, but the theme is not focused specifically on promoting either diversity or a specific marginalized or oppressed segment of the population.

19.

Comment: We note the Fund intends to use scores from multiple third-party data scoring providers to select investments. In the Fund’s principal investment strategy, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third-party providers. Please also briefly summarize each

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February 29, 2024

provider’s criteria or methodology in the Fund’s principal investment strategy. Also, consider adding any related principal risks to the Fund’s use of third-party data providers since the criteria used by providers can differ significantly.

Response: The Registrant notes that, as of the date of the Prospectus, the sub-adviser receives data from multiple third-party providers, including MSCI, Empirical Research, ISS and FactSet; however, the sub-adviser’s Model is reviewed periodically and if new data providers become available that offer enhanced or better data that may improve the Model, the sub-adviser intends to adjust the Model to reflect the improved data. Accordingly, the Registrant respectfully declines to disclose specific information in the Fund’s principal investment strategies about the various third-party data providers that contribute data to the Model. However, the Registrant has added new information about the various metrics used by the Model to rank companies in accordance with each of the themes. See Appendix B. The Registrant has also added “Models and Data Risk”, which describes certain risks related to the Fund’s use of third-party data providers, as a principal risk of the Fund. See Appendix C.

20.

Comment: The Staff notes that the Fund may invest in other investment companies as a non-principal investment strategy. Please confirm that the Fund’s acquired fund fees and expenses (“AFFE”), if any, will not exceed one basis point. If AFFE will exceed one basis point, please revise the Fund’s fee table to reflect the Fund’s AFFE.

Response: Confirmed.

21.	Comment: Please disclose “Derivatives Risk” or explain why “Derivatives Risk” is not a material principal risk of the Fund.

Response: The Registrant notes that the Fund invests primarily in equity securities, and the Fund does not intend to use derivatives as part of either its principal investment strategies or its non-principal investment strategies. Accordingly, the Fund has neither included “Derivatives Risk” as a principal risk of the Fund nor added Item 9 non-principal investment strategy disclosure related to derivatives.

* * * * *

Kim McManus, Esq.

February 29, 2024

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.
Diana Gonzalez, Esq.

Kim McManus, Esq.

February 29, 2024

Appendix A

Nuveen Core Plus Bond ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.30%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.30%

*Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all your shares at the end of a period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example does not reflect brokerage commissions that you may pay when you purchase and sell Fund shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$31
3 Years	$97

Nuveen Preferred and Income ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.55%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.55%

*Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all your shares at the end of a period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example does not reflect brokerage commissions that you may pay when you purchase and sell Fund shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$56
3 Years	$176

Kim McManus, Esq.

February 29, 2024

Nuveen Ultra Short Income ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.17%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.17%

*Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all your shares at the end of a period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example does not reflect brokerage commissions that you may pay when you purchase and sell Fund shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$17
3 Years	$55

Nuveen Sustainable Core ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.45%

*Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all your shares at the end of a period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example does not reflect brokerage commissions that you may pay when you purchase and sell Fund shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$46
3 Years	$144

Kim McManus, Esq.

February 29, 2024

Appendix B

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to pursue its investment objective by investing, under normal market conditions, at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in equity securities of companies aligned with sustainability themes. Sustainability themes are measurable investment themes that exhibit positive societal impact and also influence macroeconomic trends, competitive dynamics, and the financial performance of companies across industries and sectors. For purposes of the Fund’s 80% policy, (i) the three “sustainability themes” are (1) energy transition and innovation, (2) inclusive growth, and (3) strong governance, each as described below, and (ii) a company is “aligned with sustainability themes” if the company ranks in the top 70% of companies based on the sub-adviser’s Thematic Alignment Model, which measures the weighted average of a company’s positive alignment with all three themes. The Thematic Alignment Model is a proprietary quantitative model designed to measure alignment with sustainability themes identified by the sub-adviser and to evaluate whether these themes are positively correlated with excess return, either within the overall investment universe, or in specific sectors or industries.

●

Energy transition and innovation is defined as the transformation of energy production to reduce greenhouse gas emissions and remove emissions from the atmosphere and the commercialization of technologies that enhance productivity, reduce environmental risks, and expand access to energy. The Thematic Alignment Model uses data from third-party providers to assess various metrics related to emissions, carbon intensity, and green innovation to determine companies’ positive alignment with this sustainability theme.

●

Inclusive growth is defined as economic growth that raises standards of living for broad segments of the population. The Thematic Alignment Model uses data from third-party providers to measure a company’s alignment with certain United Nations Sustainable Development Goals that promote good health and well-being, clean water and sanitation, access to affordable and clean energy, decent work opportunities for all, sustained economic growth, resilient infrastructure, and reduced inequality.

●

Strong governance is defined as policies and practices that promote accountability, long-term shareholder value, and ethical conduct. The Thematic Alignment Model uses data from third-party providers to evaluate details about a company’s board structure, shareholder rights, and executive compensation to determine a company’s positive alignment with this sustainability theme.

The sub-adviser ranks companies within its investment universe based on their alignment with each of these three individual sustainability themes and the weighted average ranking of all three themes. The 70% threshold used for the Fund’s 80% policy refers to the weighted average ranking of all three themes.

As an active manager, the sub-adviser will rely on forward-looking fundamental research as well as the output from the Thematic Alignment Model to evaluate investments suitable for the Fund. In seeking a favorable long-term total return, the Fund will invest in securities that the Fund’s sub-adviser believes have the potential for capital appreciation due to their positive thematic alignment, favorable return potential, strong competitive positioning, and contribution to portfolio risk.

The thematic alignment of the portfolio is designed to highlight attractive investment opportunities from the Fund’s investment universe, rather than to create a list of restricted securities. Given the rapidly evolving drivers of investment performance and emerging trends in the field of sustainable investing, the sub-adviser

Kim McManus, Esq.

February 29, 2024

may revise the themes, models, metrics, and data used to rank securities in the Thematic Alignment Model in a manner that a reasonable investor would find acceptable.

While the sub-adviser will invest at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in equity securities of companies aligned with sustainability themes, the Fund is not required to invest in every company that satisfies the Fund’s 80% policy. Investing based on sustainable investment themes is qualitative and subjective by nature. The weighting of the themes in the Thematic Alignment Model is based on the efficacy of each theme in the sub-adviser’s back-tests as well as the subjective judgment of the sub-adviser regarding the future efficacy of each theme.

There can be no assurance that every Fund investment will have positive alignment with every sustainable investment theme or that the sustainable investment themes or any judgment exercised by the sub-adviser will reflect the beliefs or values of any particular investor. In addition, the Fund may invest up to 20% of its net assets in cash and equity securities of companies that may not align with the three sustainability themes noted above.

The Fund invests primarily in the U.S. listed equity securities of companies with market capitalizations of at least $10 billion. As an actively managed strategy, the portfolio’s weighted average market capitalization may differ from that of the Fund’s benchmark index, the Standard & Poor’s 500® Index (the “S&P 500 Index”).

Kim McManus, Esq.

February 29, 2024

Appendix C

Item 4

Models and Data Risk. The Fund is actively managed based upon a quantitative model, which is heavily dependent on data from one or more third parties, and the model may not perform as intended. Errors in data used in the Thematic Alignment Model may occur from time to time and may not be identified and/or corrected, which may have an adverse impact on the Fund and its shareholders.

Item 9

Models and Data Risk

The Fund is actively managed based upon the sub-adviser’s quantitative model, which is heavily dependent on data from one or more third parties, and the model may not perform as intended. If the computers or other facilities of the data providers malfunction for any reason, model calculation and dissemination may be delayed, and trading of Fund shares may be suspended for a period of time. Errors in the model data, calculations and/or the construction of the model may occur from time to time and may not be identified and/or corrected by the sub-adviser or other applicable party for a period of time or at all, which may have an adverse impact on a Fund and its shareholders. The potential risk of continuing error may be particularly heightened in the case of the Thematic Alignment Model, which will likely not be used by other funds or managers.